AMERICAN BANCORPORATION

			                               1994 ANNUAL REPORT


	      American Bancorporation and Subsidiaries

FINANCIAL HIGHLIGHTS
(In thousands, except per share)          1994         1993        1992
Statement of Operations:
 Net Income (Loss) . . . .            $   1,696    $    1,770   $     (441)
 Net Income (Loss) per share . . .         1.13          1.18        (0.29)
Balance Sheet:
 Assets. . . . . . . . . . . .        $ 338,116    $  276,390   $  288,962
 Deposits. . . . . . . . . .            292,341       248,040      261,001
 Loans - net . . . . . . . .            225,129       146,979      155,297
 Stockholders' equity. . .               26,193        24,158       23,141
  Book Value per share . .                16.74         16.03        15.36

QUARTERLY STOCK PRICE RANGES
1994:                                      High           Low
 Fourth. . . . . . . . . .                   18            13
 Third . . . . . . . . . .                   18 1/2        16
 Second. . . . . . . . . .                   18 1/2        15 1/2
 First . . . . . . . . . .                   19            15 1/2

1993:                                      High           Low
 Fourth. . . . . . . . . .                   18 1/2        16
 Third . . . . . . . . . .                   17 1/2        13 1/2
 Second. . . . . . . . . .                   15            11 1/2
 First . . . . . . . . . .                   13            11

American Bancorporation is traded on the Nasdaq Stock Market under the ticker symbol AMBC. Per share data and stock prices have been retroactively restated to reflect a two for one stock split, which became effective March 16, 1994.

CORPORATE PROFILE
American Bancorporation (the "Company") is a registered Ohio bank holding company with its headquarters located in Wheeling, West Virginia. The Company was organized in 1966 for the purpose of developing a network of community oriented banks and companies engaged in activities closely related to commercial banking. At December 31, 1994, the Company owned two affiliate banks. The Wheeling National Bank ("WNB") serves its customers through seven full service offices located in Ohio County, Hancock County and Wetzel County, West Virginia. Columbus National Bank, ("CNB") serves its customers through eleven full service offices located in Belmont County, Harrison County, Guernsey County Jefferson County and Franklin County, Ohio.

In addition to the Banks, the Company operates three non-bank subsidiaries:
American Bancdata Corporation which provides electronic data processing services to the Company and the affiliate Banks, American Bancservices, Inc., which provides the Company's transfer agent services and American Mortgages, Inc. which originates and services mortgage loans.

The approximate number of common stockholders of record was 2,963 on January 31, 1995.

CONTENTS
Financial Highlights. . . . . . . .         See above
Quarterly Stock Price Ranges. . . .         See above
Corporate Profile . . . . . . . . .         See above
Chairman's Letter . . . . . . . . .         1 - 2
Financial Statements. . . . . . . .         3 - 26
Independent Auditors' Report    . .         27
Five Year Selected Financial Data .         28
Management's Discussion and Analysis . .    29 - 42

TO OUR SHAREHOLDERS:

For the year 1994 American Bancorporation recognized net income of $1,696,000 or $1.13 per share, compared to net income of $1,770,000 or $1.18 per share in 1993.

Total assets at December 31, 1994 were $338 million, compared to $276 million at December 31, 1993.

At December 31, 1994 total capital was $26,193,000, compared to $24,158,000 at December 31, 1993 and book value per common share at year end 1994 was $16.74, compared to $16.03 at year end 1993.

At December 31, 1994 the allowance for loan losses to loans outstanding was 1.6%.

At December 31, 1994 total nonperforming loans as a percentage of total loans stood at 1.1%.

1994 was a year of growth and accomplishment.

At Columbus National Bank we opened a new branch at Barnesville which permitted us to consolidate the branches at Quaker City, Morristown and the old branch at Barnesville.

The Columbus National Bank downtown branch at 4th and Broad was approved to accept deposits and is in full swing.

Most importantly we closed the acquisition of Buckeye Savings Bank which added to Columbus National Bank branches at the Ohio Valley Mall in St. Clairsville and the Fort Steuben Mall in Steubenville.

As part of the Buckeye acquisition we purchased approximately $47,900,000 in mortgage loans for the Columbus National Bank loan portfolio.

The effect of the Buckeye acquisition was 1) to grow Columbus National Bank from $107 million in assets to $158 million and total deposits from $99 million to $142 million, 2) to add a well staffed and well directed mortgage servicing and origination capability to the Company's subsidiary, American Mortgages, Inc., and 3) to add to the Company some excellent personnel.

At Wheeling National Bank we saw solid growth, an historic high in profits and historic lows in delinquencies and nonperforming assets.

We cannot say enough about the performance of Paul Donahie and his team at Wheeling National Bank. Their performance has been outstanding in all categories.

Both banks completed OCC examinations in the first quarter with good results at Columbus National Bank and outstanding results at Wheeling National Bank.

The Declaratory Judgment action we initiated in the U.S. Federal Court to determine any unfunded exposure we might have in our pension plan, which was frozen as of December 31, 1992 when we established our 401(k) program, has been decided at the District Court level.

We have been hard at work trying to determine the appropriate accruals and have set up a reserve of $500,000 out of 1994 earnings.

We completed the American Bancorporation Rights Offering and $902,000 in stock was purchased by our stockholders.

We raised the quarterly dividend from 12.5 cents to 15 cents.

We expect 1995 to be an excellent profit year.

We deeply appreciate your continued strong support.


Sincerely,



Jeremy C. McCamic
Chairman and Chief Executive Officer


CONSOLIDATED BALANCE SHEET              American Bancorporation and Subsidiaries
December 31, 1994 and 1993
ASSETS                                                    1994              1993
Cash and due from banks. . . . .                  $   10,704,396  $    9,492,326
Federal funds sold . . . . . . . . . . . .             3,924,000      12,341,000
Securities available for sale. . . . . . .             3,484,431               -
Investment securities
Market value 1994 - $74,418,819, 1993 - $95,367,000   78,189,252      94,103,110
Loans
   Commercial, financial and agricultural. .          52,929,805      44,239,025
   Real estate mortgage. . . . . . . . . . .         119,629,269      53,417,296
   Installment - net of unearned income. . .          56,306,670      52,866,492
	                                          					     228,865,744     150,522,812
   Less allowance for loan losses. . . . .             3,736,994       3,543,743
										                                           225,128,750    146,979,069
Premises and equipment - net . . . . . . .             8,672,714       7,861,168
Accrued interest receivable. . . . . . . .             2,018,778       1,499,948
Excess of cost over net assets acquired. .             2,065,475       1,277,686
Other assets . . . . . . . . . . . . . . .             3,927,839       2,836,063
       TOTAL ASSETS. . . . . . . . . . . .          $338,115,635    $276,390,370

LIABILITIES
Deposits
   Demand - non-interest bearing . . . . . .       $  31,208,913  $   25,920,610
   Demand - interest bearing . . . . . . . .          25,041,613      24,059,440
   Savings . . . . . . . . . . . . . . . . .         117,684,912     103,583,724
   Time - under $100,000 . . . . . . . . . .         104,302,859      85,450,235
   Time - over $100,000. . . . . . . . . . .          14,102,360       9,025,702
       TOTAL DEPOSITS. . . . . . . . . . . .         292,340,657     248,039,711
Short-term borrowings. . . . . . . . . . . .          13,398,181       1,608,747
Accrued interest payable . . . . . . . . . .           1,011,323         868,485
Other liabilities. . . . . . . . . . . . . .           3,172,455       1,715,379
Long term debt . . . . . . . . . . . . . . .           2,000,000               -
       TOTAL LIABILITIES . . . . . . . . . .         311,922,616     252,232,322

STOCKHOLDERS' EQUITY
    Preferred stock. . . . . . . . . .                         -               -
    Common stock without par value, stated value $5 a
     share, authorized 6,500,000 shares, issued and outstanding
     1,564,837 in 1994 and 1,506,612 in 1993           7,824,185       7,533,060
    Additional paid-in capital . . . . . . .          10,301,982       9,753,871
    Retained earnings. . . . . . . .                   8,066,852       6,871,117
     TOTAL STOCKHOLDERS' EQUITY. . . . . . .          26,193,019      24,158,048
     TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY. . .$338,115,635    $276,390,370

The accompanying notes are an integral part of these financial statements.


				                               American Bancorporation and Subsidiaries

CONSOLIDATED STATEMENT OF OPERATIONS
Years ended December 31, 1994, 1993 and 1992

					                              	  1994           1993           1992
INTEREST INCOME
   Loans . . . . . . . . . . .   $ 14,902,482   $ 14,590,143   $ 16,903,196
   Securities
     Taxable interest income . .    4,410,109      5,158,483      5,673,076
     Non-taxable interest income . . .163,039        212,519        218,828
     Dividends . . . . . . .          148,027        142,479        142,471
				                                4,721,175      5,513,481      6,034,375
   Short-term investments. . .        511,494        466,737        577,754
	Total interest income. .          20,135,151     20,570,361     23,515,325
INTEREST EXPENSE
 Deposits
     Interest bearing demand .        586,563        664,620        886,809
     Savings . . . . . . . . . .    2,690,109      3,018,910      3,722,454
     Time - under $100,000 . . .    3,368,774      3,877,336      6,065,138
     Time - over $100,000. . .        384,872        384,225        512,333
			                            	    7,030,318      7,945,091     11,186,734
 Borrowings
   Short-term borrowings . . .        145,622         63,737        100,430
   Long-term debt. . . . . .           13,059              -         83,079
       Total interest expense.      7,188,999      8,008,828     11,370,243
   NET INTEREST INCOME . . . . .   12,946,152     12,561,533     12,145,082
PROVISION FOR LOAN LOSSES. . .        215,000        844,361      3,159,515
 Net interest income after provision for
	loan losses. . . . . . . .        12,731,152     11,717,172      8,985,567
OTHER INCOME
     Service charges on deposit
	 accounts                            661,492        689,656        740,669
     Insurance commissions . .        113,619        123,925        206,465
     Net securities gains (losses) . .  2,634        219,030        (90,202)
     Other income. . . . . . . .      284,122        416,452        267,333
	Total other income . . .           1,061,867      1,449,063      1,124,265
OTHER EXPENSE
     Salaries and employee benefits.4,932,526      4,427,945      4,367,574
     Occupancy expense . . . .        843,095        792,907        821,202
     Furniture and equipment
	 expense                           1,032,268      1,026,620      1,167,679
     Other expenses. . . . . . .    4,407,160      4,149,160      4,463,197
	Total other expense. . .          11,215,049     10,396,632     10,819,652
     Income (loss) before
	 income taxes . .                  2,577,970      2,769,603       (709,820)
PROVISION (CREDIT) FOR INCOME TAXES. .881,651        999,152       (268,546)
NET INCOME (LOSS). . . . . . . . .$ 1,696,319   $  1,770,451   $   (441,274)

   Per Share:
       NET INCOME (LOSS) . . .    $      1.13   $       1.18   $      (0.29)



The accompanying notes are an integral part of these financial statements.


				                               American Bancorporation and Subsidiaries
CONSOLIDATED STATEMENT
OF STOCKHOLDERS' EQUITY
Years ended December 31, 1994, 1993 and 1992



					                                     Additional
				                               Common  paid-in      Retained
				                               stock    capital     earnings    Total


Balance at January  1, 1992. .    7,533,060  9,753,871  7,048,552  24,335,483
 Net Loss    . . . . . .                  -          -   (441,274)   (441,274)
 Cash dividends ($0.50 per share)         -          -   (753,306)   (753,306)
Balance at December 31, 1992 .    7,533,060  9,753,871  5,853,972  23,140,903
 Net Income. . . . . . .                  -          -  1,770,451   1,770,451
 Cash Dividends ($0.50) per share)        -          -   (753,306)   (753,306)
Balance at December 31, 1993 .    7,533,060  9,753,871  6,871,117  24,158,048
 Net Income. . . . . . .                  -          -  1,696,319   1,696,319
 Cash Dividends ($0.50 per share)         -          -   (760,584)   (760,584)
 Proceeds from stockholder rights
 offering (58,225 shares). . .      291,125    548,111          -     839,236
 Unrealized gain on securities
  available for sale . .                  -          -    260,000     260,000
Balance at December 31, 1994 . $  7,824,185$10,301,982$ 8,066,852 $26,193,019

The accompanying notes are an integral part of these financial statements.


				                                 American Bancorporation and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
Years ended December 31, 1994, 1993 and 1992
  Operating Activities:                      1994           1993         1992
   Net income (loss) . . . . . . . .     $ 1,696,319   $ 1,770,451  $  (441,274)
Adjustments to reconcile net income to
 net cash from operating activities:
    Depreciation . . . . . . . . .           555,372       563,397      607,928
    Amortization of intangibles. .           128,300       120,801      120,801
    Net amortization (accretion) of
      investment securities. .               100,355       146,316      738,624
    Provision for loan losses. . .           215,000       844,360    3,159,515
    Gain on sale of premises & equipment .    (2,975)      (92,295)           -
    (Gains) losses on sale of securities .    (2,634)     (219,030)      90,202
  Change in assets and liabilities net of effects
	 from the purchase of branch assets:
    Net (increase) decrease in accrued
      interest receivable .                 (323,175)      481,340      552,661
    Net increase (decrease) in accrued
      interest payable. . .                   45,159      (254,603)    (718,227)
    Net (increase) decrease in other assets.(538,102)      670,667     (539,294)
    Net increase (decrease) in other
      liabilities . . .                    1,449,798       108,279     (275,940)
    Net (increase) decrease from other
      operating activities.                  346,907       350,619      493,799
	  Net cash provided by
	    operating activities. .               3,670,324     4,490,302    3,788,795
  Investing Activities:
    Purchase of branch assets, net of
    cash acquired. .                      (4,487,905)            -            -
    Proceeds from maturities of
      investment securities. .            17,700,000     21,210,000  17,753,984
    Proceeds from repayment of
      investment securities . .           15,451,514     18,511,032   9,146,693
    Proceeds from sale of investment
      securities available for sale . . .  3,017,375              -           -
    Proceeds from sale of investment
      securities                                   -     19,205,804   3,031,038
    Purchase of investment securities
      held to maturity .                 (22,380,352)   (56,527,280)(48,966,265)
    Purchase of investment securities
      available for sale . . . . . . .    (1,303,231)             -           -
    Proceeds from redemption of investment
      securities available for sale          106,400              -           -
    Net (increase) decrease in loans     (15,034,412)     7,473,266  16,045,229
    Purchase of loans. . . . . . . .     (14,036,899)             -           -
    Purchase of premises and equipment . .(1,323,607)      (586,989)   (324,150)
    Proceeds from sale of premises
      and equipment . . .                    290,468        428,835           -
	  Net cash provided (used)
	    by investing activities . . .       (22,000,649)     9,713,948  (3,313,471)
  Financing Activities:
    Net increase (decrease) in
      non-interest bearing
	       demand deposits. . .               2,038,122        288,329   4,435,127
    Net increase (decrease) in interest
      bearing demand and savings deposits (9,384,462)     2,420,230  13,417,417
    Net increase (decrease) in
      time deposits                        4,596,371    (15,669,736)(19,115,384)
    Net increase (decrease) in short-term
      borrowings . .                      11,789,434       (480,962)   (563,003)
    Principal repayment of long-term debt          -              -  (1,200,000)
    Proceeds from issuance of
      long-term debt                       2,000,000              -           -
    Proceeds from stockholder
      rights offering. . . . .               839,236              -           -
    Cash dividends paid. . . . . .          (753,306)      (753,306)   (753,306)
	  Net cash provided by (applied to)
	    financing activities . . . .         11,125,395    (14,195,445) (3,779,149)
  Net Increase (Decrease) in
      Cash and Cash Equivalents           (7,204,930)         8,805  (3,303,825)
  Cash and Cash Equivalents
      Beginning Balance.                 $21,833,326    $21,824,521 $25,128,346
  Cash and Cash Equivalents
      Ending Balance . .                 $14,628,396    $21,833,326 $21,824,521

Supplemental schedule of noncash investing and financing activities:
   The Company purchased certain branch assets and assumed
   certain liabilities.  In conjunction with the acquisition, the assets acquired and the liabilities assumed were as follows:
	Fair value of assets acquired. .       $51,015,184    $         - $         -
	Cash paid in the acquisition . . .       (4,782,680)             -           -
	Liabilities assumed. . . .              (47,148,594)             -           -
	      Excess of liabilities
		 assumed over net assets
		   acquired .                          $  (916,090)   $         - $         -
  Cash paid during the year for:
       Interest. . . . . . . . . .       $ 7,046,161    $ 8,263,431 $12,088,470
       Income taxes. . . . . . . .       $ 1,228,000    $   661,490 $   686,705
  Non-cash investing and financing activities:
       Loan foreclosures and
	         repossessions                  $   281,603    $ 1,036,707 $ 1,147,145
       Transfer of other real estate
	         owned to premises and equipment$         -    $   279,263 $         -
       Transfer of premises and equipment
        	 to other real estate owned .   $     549,566  $         - $         -

 The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED                 American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS
December 31, 1994, 1993 and 1992

Note A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting and reporting policies of American Bancorporation and Subsidiaries (the "Company") conform to generally accepted accounting principles and with general practice within the banking industry. The following is a description of the significant policies.

Principles of Consolidation
The consolidated financial statements include the accounts of American Bancorporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. Subsidiaries acquired in purchase transactions are included in the consolidated financial statements from the date of acquisition.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities
The Company has adopted a methodology for the classification of securities at the time of their purchase as either held to maturity or available for sale. If it is management's intent and the Company has the ability to hold such securities until their maturity, these securities are classified as held to maturity and are carried on the Company's books at cost, adjusted for amortization of premium and accretion of discount on a level yield basis. Alternatively, if it is management's intent at the time of purchase to hold securities for an indefinite period of time and/or to use such securities as part of its asset/liability management strategy, the securities are classified as available for sale and are carried at fair value, with unrealized gains and losses excluded from net earnings and reported as a separate component of stockholder's equity, net of tax. Investment securities available for sale include securities which may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate or prepayment risk.

In May, 1993 the Financial Accounting Standards Board ("FASB") released Statement of Financial Account Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and all investment in debt securities. Investments are to be classified into the following three categories: debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost; debt and equity securities that are bought and held principally for the purpose of resale in the near future are classified as trading securities and reported at fair value, with unrealized gains and losses included in current period earnings; debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses, net of tax, excluded from earnings and reported in retained earnings. The Company adopted SFAS No. 115 in 1994. Gains and losses on the sale of securities are recognized using the specific identification method.
At December 31, 1994 the Company recorded unrealized gains of $260,000 on securities available for sale with a corresponding increase in retained earnings.

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992

In October 1994 FASB issued SFAS No. 119, "Disclosures about Financial Instruments and Fair Value of Financial Instruments". SFAS No. 119 requires disclosure about amounts, nature and terms of derivative financial instruments. It requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading. SFAS No. 119 is effective for fiscal years ending after December 15, 1994. The Company has no derivative financial instruments at December 31, 1994.

Loans
Loans are reported at their principal amounts, net of unearned income and the allowance for loan losses. Interest on loans is computed primarily on the principal balance outstanding. For loans not primarily secured by real estate or in the process of collection, the Company discontinues the accrual of interest when a loan is 90 days past due or collection of the interest is doubtful. Real estate loans are placed on nonaccrual status when, in management's judgement, collection is in doubt or when foreclosure proceedings are initiated, which is generally 180 days past the due date. Income on discounted loans is principally recognized on the sum-of-the-months digits method, which approximates a level yield. Loan origination and commitment fees, as well as certain direct loan origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans via a method which approximates a level yield.

The Company grants commercial and industrial loans, commercial and residential mortgages and consumer loans to customers primarily in the northern panhandle of West Virginia, southeastern Pennsylvania and central and eastern Ohio. The Company's loan portfolio can be adversely impacted by downturns in the local economic and real estate markets as well as employment conditions.

In May 1993, the FASB released SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 establishes standards to determine in what circumstances, if any, a creditor should measure impairment of a loan based on either the present (discounted) value of expected future cash flows related to the loan, the market price of the loan or the fair value of the underlying collateral. This standard became effective on January 1, 1995.

In October 1994 the FASB amended SFAS No. 114 by issuing SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures". SFAS No. 118 amends the disclosure requirements in SFAS No. 114 to require information about the recorded investment in certain impaired loans and about how a creditor recognizes interest income related to those impaired loans. SFAS No. 118 is effective concurrent with the effective date of SFAS No.
114. The Company currently estimates that the effect of the adoption of SFAS No. 114 and No. 118 will not be material to the Company's financial position or results of operations.

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992

Allowance for Loan Losses
The determination of the balance in the allowance for loan losses is based on an analysis of the portfolio and reflects an amount which, in management's judgement, is adequate to provide for potential losses after giving consideration to the character of the portfolio, current economic conditions, past loss experience and such other factors that deserve current recognition. The regulatory examiners may require the Company to recognize additions to the allowances based upon their judgements about information available to them at the time of their examinations. The provision for loan losses is charged to current operations.

Mortgage Loan Servicing
Mortgage servicing fees received from permanent investors for servicing their loan portfolios are recorded on the accrual basis. Mortgage loan servicing includes collecting monthly mortgagor payments, forwarding payments and related accounting reports to investors, collecting escrow deposits for the payment of mortgagor property taxes and insurance, and paying taxes and insurance from escrow funds when due.

Purchased mortgage servicing rights are capitalized and amortized, as a reduction of servicing income, in proportion to, and over the period of, estimated net servicing revenue (undiscounted servicing revenues in excess of undiscounted servicing costs). In estimating future servicing revenues, management takes into consideration a number of factors including the current rate of anticipated prepayments of the underlying mortgage loans. Changes in the assumptions used could significantly affect management's estimates. If actual results differ significantly from those estimated by management, adjustments to the carrying value of purchased mortgage servicing rights could occur.

Premises and Equipment
Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided on the straight-line method, distributing the cost of premises over an estimated useful life of twenty to fifty years and the cost of equipment over an estimated useful life of three to fifteen years.

Excess of Cost over Net Assets Acquired
Excess of cost over net assets acquired include both goodwill and core deposit intangibles. Goodwill is being amortized on a straight-line basis over a period of twelve to thirty years. Core deposit intangibles are being amortized over a period of five to twelve years.

Other Real Estate Owned
Other real estate owned in connection with loan settlements, including real estate acquired, is stated at the lower of estimated fair value less estimated costs to sell, or the carrying amount of the loan. Declines in market value that might occur between appraisal dates are charged directly to operations. Decreases in fair value between annual appraisals, net gains or losses on the sale of other real estate owned, and net direct operating expense attributable to these assets are included in other income/other expense. Other real estate owned is included in other assets.

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992

Income Taxes
The Company and its subsidiaries file a consolidated Federal income tax return. In February 1992, FASB issued SFAS No. 109, "Accounting for Income Taxes". SFAS No.109 required a change from the deferred method of accounting for income taxes of Accounting Principles Bulletin ("APB") Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company adopted SFAS No. 109 in 1993 and has applied the provisions of SFAS No. 109 retroactively to December 31, 1988.

Pension Plan
Pension costs, based on actuarial computations, are charged to expense and funded as incurred. (See Note Q "Pension Plan and Profit Sharing 401(k) Savings Plan").

Commitments and Contingencies
Various outstanding commitments and contingent liabilities incurred in the normal course of business are not reflected in the accompanying financial statements as they are not material.

Per Share Data
Per share data is computed based upon the weighted average number of common shares outstanding.

Earnings per share, dividends per share and book values per share have been restated to reflect a two for one stock split which was approved by the Board of Directors in February, 1994, and became effective March 16, 1994.

Reclassifications
Certain prior year financial information has been reclassified to conform to the presentation in 1994.


Note B-BRANCH ACQUISITION
On December 8, 1994, the Company, through its subsidiaries Columbus National Bank ("CNB") and American Mortgages, Inc., ("AMI"), acquired certain assets and assumed certain liabilities of Buckeye Savings Bank ("Buckeye"), a wholly owned subsidiary of Crown Bank, F.S.B., headquartered in Casselberry, Florida.

CNB assumed liabilities totalling $46.5 million, including deposits totalling $46.4 million, and purchased the premises and equipment of the St. Clairsville and Steubenville, Ohio branch offices of Buckeye. CNB also acquired assets with a fair value of $50.2 million, including loans (primarily mortgage loans) totalling $47.9 million, including $0.4 million allowance for loan losses.
CNB paid a $916,000 premium based on core deposits.


NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992


AMI acquired the mortgage servicing rights to loans totalling $81.6 million for $570,000 and certain fixed assets totalling $210,000.

The premium based on core deposits is being amortized over a period of eight years.

Note C-CASH AND DUE FROM BANKS
The subsidiary banks of the Company are required to maintain with a Federal Reserve bank reserve balances based principally on deposits outstanding. Balances maintained are included in cash and due from banks. The required reserves were approximately $300,000 at December 31, 1994 and December 31, 1993.


Note D-SECURITIES

Investment Securities
The amortized cost and approximate market value of investment securities held to maturity at December 31, 1994 and 1993 is summarized as follows:

						                                                 1994
                                           						Gross      Gross
		                            		  Amortized   Unrealized Unrealized    Market
                            				    Cost         Gains      Losses     Value
United States Treasury . . . . . $27,585,550 $   1,073  $  959,981 $26,626,642
United States Federal agencies .  12,594,218       692     641,548  11,953,362
United States agency mortgage-
   backed securities.             35,907,079     1,533   2,328,772  33,579,840
States and political
   subdivisions. . .               2,092,405   163,856       6,522   2,249,739
Other. . . . . . . . . . . .          10,000         -         664       9,336
   Total Investment Securities . $78,189,252 $ 167,154  $3,937,487 $74,418,919


						                                                 1993
			                                           			Gross       Gross
				                              Amortized   Unrealized  Unrealized   Market
                            				    Cost         Gains      Losses     Value
United States Treasury . . . . . $27,035,198  $ 309,376  $   7,502  $27,337,072
United States Federal agencies    21,104,072    227,703     22,661   21,309,114
United States agency mortgage-
   backed securities. .           41,499,978    236,357    234,602   41,501,733
States and political
   subdivisions. . .               2,421,262    391,799         99    2,812,962
Other. . . . . . . . . . . .          15,000        136        394       14,742
   Total Debt Securities . . . .  92,075,510  1,165,371    265,258   92,975,623
Equity securities. . . . . . .     2,027,600    364,000          -    2,391,600
    Total Investment Securities. $94,103,110 $1,529,371   $265,258  $95,367,223

NOTES TO CONSOLIDATED                 American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992

Securities Available for Sale

The amortized cost and approximate market value of  securities available for sale at December 31, 1994 is summarized as follows:
					                                           	    1994
					                                          Gross       Gross
			                             	Amortized   Unrealized Unrealized   Market
                            				   Cost        Gains      Losses     Value
Equity securities . .         $  3,224,431  $ 260,000  $     -    $ 3,484,431
Total Securities Available
	  for Sale  . . .            $  3,224,431  $ 260,000  $     -    $ 3,484,431


The amortized cost and approximate market value of debt securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                 					     Book             Market
					                                      Value             Value
Due in one year or less . .             $ 5,859,903      $ 5,753,303
Due after one year through five years    33,564,277       31,992,971
Due after five years through ten years. .20,625,534       19,718,801
Due after ten years . . . .              18,139,538       16,953,844
                                   					$78,189,252      $74,418,919


Proceeds from the sale of securities available for sale were $3,017,375 in 1994. Gross realized gains on the sale of securities available for sale were $6,915 in 1994. Gross realized losses on the sale of securities available for sale were $4,281 in 1994.

There were no sales of investment securities in 1994. Proceeds from the sale of investment securities for the years ended December 31, 1993 and 1992 were $19,205,084 and $3,031,038, respectively. Gross realized gains for the years ended December 31, 1993 and 1992 were $335,565 and $72,826, respectively. Gross realized losses for 1993 and 1992 amounted to $116,535 and $162,488, respectively, including losses related to an equity security of $156,000 in 1992.

At December 31, 1994 the book value of securities pledged to secure public deposits or for other purposes required or permitted by law aggregated $9,850.00.

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992

Note E-NONPERFORMING ASSETS

Nonperforming assets consist of nonaccrual loans, restructured loans, past due loans and other real estate owned. Nonaccrual loans are loans on which interest recognition has been suspended until realized because of doubts as to the borrowers' ability to repay principal or interest. Restructured loans are loans where the terms have been altered to provide a reduction or deferral of interest or principal because  of a deterioration in the financial position of the borrower. Past due loans are accruing loans which are contractually past due
90 days or more as to interest or principal payments. The following summarizes the nonperforming assets at December 31:
                              	   1994         1993            1992
  Nonperforming loans
   Nonaccrual. . . . . . . .  $ 1,214,000  $ 2,188,000     $ 4,058,000
   90 days past due. . . .        766,000      601,000         886,000
   Restructured. . . . . .        610,000      709,000         509,000
                     			      $ 2,590,000  $ 3,498,000     $ 5,453,000
  Other real estate owned         682,000      699,000       1,049,000
    Total. . . . . . . . . .  $ 3,272,000  $ 4,197,000     $ 6,502,000

There were no commitments to advance additional funds to such borrowers at December 31, 1994. Gross interest income that would have been recorded if nonaccrual loans and restructured loans had been current and in accordance with their original terms approximated $140,000, $211,000 and $393,000 for the years ended December 31, 1994, 1993 and 1992, respectively. Interest recognized on such loans approximated $8,000, $18,000 and $180,000 for the years ended December 31, 1994, 1993 and 1992 respectively.


Note F-RELATED PARTY TRANSACTIONS

At December 31, 1994, receivables, both direct and indirect, from persons related to the Company and subsidiaries as directors, executive officers or principal shareholders, exclusive of loans to such persons which in the aggregate do not exceed $60,000, approximated $1,466,000. Other changes reflect loans to persons which no longer exceed $60,000. The following is an analysis of the activity with respect to such loans for the year ended December 31, 1994:

      Aggregate outstanding balance at January 1, 1994    $ 1,754,000
	 Additions . . . . . . . . . . . . . .                       123,000
	 Retirements . . . . . . . . . . . . .                      (373,000)
	 Other changes . . . . . . . . . . . .                       (38,000)
      Aggregate outstanding balance at December 31, 1994  $ 1,466,000

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992

Note G-ALLOWANCE FOR LOAN LOSSES
 An analysis of the allowance for loan losses follows:

 Years ended December 31,                1994         1993         1992
 Balance at beginning of year. . . . $ 3,543,743  $ 3,681,120  $ 2,463,138
 Allowance acquired in loan
 purchase (see Note B) . . .             410,763            -            -
 Provision for loan losses. . . . .      215,000      844,361    3,159,515
 Loans charged-off. . . . . . . . .     (837,667)  (1,333,960)  (2,178,853)
 Less recoveries. . . . . . . . . .      405,155      352,222      237,320
   Net charged-off loans . . . . . .    (432,512)    (981,738)  (1,941,533)
 Balance at end of year. . . . . . . $ 3,736,994  $ 3,543,743  $ 3,681,120


Note H-MORTGAGE LOAN SERVICING
The unamortized cost of purchased mortgage servicing rights totalled $570,000 at December 31, 1994.

At December 31, 1994 the Company was servicing loans for others amounting to $80,374,000. In connection with these loans serviced for others, the Company held advances by borrowers for taxes and insurance in the amount of $1,357,000 and December 31, 1994.

Note I-PREMISES AND EQUIPMENT
A summary of premises and equipment and accumulated depreciation and amortization follows:

December 31,                           1994                1993
Premises and Equipment
 Buildings . . . . . . . . . . . . $ 6,695,479         $ 6,090,530
 Equipment . . . . . . . . . . . .   4,282,489           3,863,342
 Leasehold improvements. . . . .       479,556             424,070
                            				    11,457,524          10,377,942
 Less accumulated depreciation
    and amortization . . . . . . .   5,262,285           5,050,584
				                                 6,195,239           5,327,358
 Land. . . . . . . . . . . . . . .   2,477,475           2,533,810
			                                $ 8,672,714         $ 7,861,168

Depreciation and amortization of premises and equipment charged to expense for the years ended December 31, 1994, 1993 and 1992 were $555,000, $563,000 and $608,000 respectively.

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992

At December 31, 1994 the Company and certain subsidiaries were obligated under various noncancellable operating leases for premises and equipment. The leases, expiring at various dates to 2005, generally provide options to renew and to purchase at fair value and require payment of taxes, insurance and maintenance costs. Total rental expense for all operating leases for the years ended December 31, 1994, 1993 and 1992 were $477,000, $408,000 and $532,000 respectively. Future minimum payments under operating leases were as follows at December 31, 1994:

	   1995. . . . . . . . . . .        $   547,000
	   1996. . . . . . . . . . .            376,000
	   1997. . . . . . . . . . .            202,000
	   1998. . . . . . . . . . .            177,000
	   1999. . . . . . . . . .               94,000
	   After 1999. . . . . . . . .          657,000
	   Total minimum lease payments . . .$2,053,000

Note J-SHORT TERM AND LONG TERM BORROWINGS
During 1994 the Company's subsidiary banks, Wheeling National Bank ("WNB") and Columbus National Bank, ("CNB") became members of the Federal Home Loan Bank (the "FHLB"), in the Pittsburgh and Cincinnati districts, respectively.

Membership in the FHLB entitles each subsidiary bank access to various short and long term funding in the form of collateralized advances. These advances are secured by the subsidiary bank's stock in the FHLB, qualifying residential mortgage loans and other mortgage backed securities to the extent that the fair market value of such pledged collateral must be equal to the notes payable outstanding. At December 31, 1994 the advances from the respective FHLB banks totalled $12,400,000 and the average interest rate charged was 6.45%. These advances are overnight borrowings, with a maximum maturity of one year.

The subsidiary banks have agreements with their respective Federal Reserve District Banks to be authorized Treasury Tax and Loan Depositories. At December 31, 1994 the balance of Treasury Tax and Loan Notes totalled $998,181. These notes mature in 1995.

In connection with the acquisition described in Note B "Branch Acquisition", long-term debt at December 31, 1994 was comprised of a $2,000,000 note held by a federal savings bank, due in 1996. The terms of the note call for monthly interest payments based on the two-year FHLB of Atlanta rate plus 2%, adjusted monthly. The interest rate at December 31, 1994 was 9.93%.

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992

Note K-FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK
In the normal course of business the Company enters into contractual commitments involving financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit, commercial letters of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit, commercial letters of credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with off-balance-sheet risk. A summary of off-balance-sheet financial instruments at December31, 1994 is as follows:

     Financial instruments whose contract amounts represent credit risk:
					       Contract Amounts
					                                       1994             1993
     Commitments to extend credit. .    $21,045,000    $ 16,709,000
     Standby letters of credit . .           96,000         192,000
     Commercial letters of credit.          533,000         331,000

Commitments to extend credit, approximately $1,013,000 at December 31, 1994 and $923,000 at December 31, 1993, of which are dealer floor plan lines, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments, except dealer floor plan lines, are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. A majority of the commitments extended by the Company have either variable interest rates or are revolving credit card commitments which have a fixed interest rate. An adverse movement in market interest rates is not deemed to be a significant risk on the outstanding commitments at December 31, 1994.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Commercial letters of credit are issued by the Company specifically to facilitate trade or commerce. The credit risk involved in issuing letters of credit is essentially the same as that in extending loan facilities to customers.

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992

Note L-FAIR VALUE OF FINANCIAL INSTRUMENTS
SFAS No. 107 "Disclosures about Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Securities and Federal Funds Sold
The carrying amounts for federal funds sold approximate fair value as they mature in 90 days or less. The fair value of investment and mortgage-backed securities is based on quotations from an independent investment portfolio accounting service.

Loans
Fair values are estimates for portfolios of loans with similar financial characteristics. Loans are segregated by type and include commercial, real estate mortgage and installment loans. Each loan category is further segmented into fixed and adjustable rate terms, for purposes of estimating their fair value.

The carrying values approximate fair value for variable rate loans which reprice frequently, provided there has been no change in credit quality since origination. Book value also approximates fair value for loans with a relatively short term to maturity, provided there is little or no risk of default before maturity and the disparity between the current rate and market rate is small. Any mark-to-market adjustment for these short-term loans would be insignificant. This estimation methodology is applied to the Company's demand loans, lines of credit and credit card portfolios.

The fair value of all other performing loans is calculated by discounting scheduled cash flows through the estimated maturity using the rates currently offered for loans of similar remaining maturities. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value reflects market prepayment estimates.

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992

The fair value of nonperforming loans is calculated by discounting carrying values adjusted for specific reserve allocations through anticipated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan.

The installment loan portfolio includes credit card loans. The fair value estimate of credit card loans is based on the value of existing loans at December 31, 1994. This estimate does not include the value that relates to estimated cash flows from new loans generated from existing cardholders over the remaining life of the portfolio.

Deposits and Other Liabilities
Under SFAS No. 107, the fair value of deposits with no stated maturity, such as demand and savings accounts, is equal to the amount payable on demand as of December 31, 1994. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings
The Company's short-term and long-term borrowings are variable rate, thus fair values are based on carrying amounts since these borrowings reprice frequently as market rates change.

Off-Balance-Sheet Financial Instruments
The Company's off-balance-sheet financial instruments are comprised of commitments to extend credit, 90% of which are lines of credit and credit cards. These commitments to extend credit generally are not sold or traded and estimated fair values are not readily available. The fair value of commitments to extend credit can be estimated by discounting the remaining contractual fees over the term of the commitment using the fees currently charged to enter into similar agreements. Considering the current economic environment and the creditworthiness of the counterparties in the portfolio, the Company believes that such a calculation would not indicate a material calculated fair value.

Limitations
Fair value estimates are made at a specific point in time, based on relevant market data and information about each financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets that are not considered financial assets include property, plant and equipment.

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992


The following table represents carrying values and estimated fair values of the Company's financial instruments as of December 31, 1994 and 1993:


                             				    1994                       1993
			                         Carrying      Estimated     Carrying     Estimated
                    			     Value        Fair Value     Value       Fair Value
FINANCIAL ASSETS
 Federal Funds Sol       $  3,924,000  $ 3,924,000  $ 12,341,000  $ 12,341,000
 Investment Securities . . 78,189,252   74,418,919    94,103,110    95,367,223
 Securities available
    for sale . . . . .      3,484,431    3,484,431             -             -

 Loans Receivable:
  Commercial . . .         52,929,805   51,997,428     44,239,025   42,825,933
  Real Estate Mortgage . .119,629,269  119,113,157     53,417,296   53,605,027
  Installment. . . .       56,306,670   55,499,243     52,866,491   52,583,912
    Total Loans. . .      228,865,744  226,609,828    150,522,812  149,014,872
  Allowance for
    Loan Losses.           (3,736,994)           -     (3,543,743)           -

     Net Loans . . .      225,128,750  226,609,828    146,979,069  149,014,872

FINANCIAL LIABILITIES
 Fixed Maturity Deposits (1)
   Time Deposits . .      118,405,219  118,646,212     94,475,937   95,228,076

 Short-term Borrowings     13,398,181   13,398,181      1,608,747    1,608,747
 Long-term Borrowings.      2,000,000    2,000,000              -            -



(1) SFAS No. 107 defines the estimated fair value of deposits with no stated maturity, which includes demand deposits, money market, and other savings accounts to be equal to the amount payable on demand. Therefore, the balances of the Company's $173.9 million and $153.6 million of such deposits at December 31, 1994 and 1993, respectively, are not included in this table.

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
DECEMBER 31, 1994, 1993 and 1992


Note M-STOCKHOLDERS' EQUITY
The Company has authorized 200,000 shares of $100 par value preferred stock issuable in series. No shares of preferred stock were issued or outstanding at December 31, 1994 and 1993.

On December 31, 1994, the Company issued 58,225 shares of common stock through a stockholder rights offering with net proceeds to the Company of $839,000.

Note N-DIVIDEND RESTRICTIONS
Dividends declared by the Company may be substantially provided from subsidiary bank dividends. The payment of dividends by bank subsidiaries is subject to various restrictions imposed under banking regulations. For national banks, surplus in an amount equal to capital stock is not available for dividends and prior approval of the Comptroller of the Currency is required if total dividends declared exceed the total (defined) net profits from the beginning of the current year to the date of declaration, combined with the retained net profits of the preceding two years.

Note O-INCOME TAXES
The composition of the provision or credit for income taxes for the three years ended December 31, 1994 follows:


                             				  1994          1993         1992
Federal Income Taxes
Current. . . . . . . . . . .   $ 1,023,837   $   914,387    $ 236,801
Deferred . . . . . . . .          (302,380)     (102,027)    (486,747)
Provision (credit) for federal
   income taxes. .                 721,457       812,360     (249,946)
State. . . . . . . . . . .         160,194       186,792      (18,600)
Provision (credit) for
   income taxes. . .           $   881,651    $  999,152    $(268,546)

The following is a reconciliation of federal income tax expense to the amount computed at the statutory rate:


Pre-tax income (loss) at
   statutory rate              $   876,510    $  941,665    $(241,339)
Increase (decrease) resulting from:
Tax exempt income. . .             (51,385)      (69,066)     (67,173)
Dividends received deduction . .   (30,940)      (30,940)     (30,940)
Loss on marketable equity security .     -             -       53,040
Amortization of goodwill and
other intangibles.                  41,161        32,442       30,142
State tax (provision) credit
  (net of federal tax benefit) . . (54,466)      (61,741)       6,324
Other. . . . . . . . .             (59,423)            -            -
Provision (credit) for federal
  income taxes. .                $ 721,457     $ 812,360    $(249,946)


NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992


The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of December 31, 1994, 1993 and 1992 consist of the following:

			                            	1994          1993          1992
Deferred tax assets:
 Loan loss reserves. . . .$     822,621   $   896,030   $   950,378
 Equity securities . . .        217,090       305,490       305,490
 Pension plan. . . . . .        207,599        47,799        45,701
 Cash basis accounting .         55,157             -             -
 Real estate owned . . . .       83,842             -             -
                     			      1,386,309     1,249,319     1,301,569
Deferred tax liabilities:
 Fixed assets. . . . . . .      174,513       229,515       248,977
 Cash basis accounting                -         7,870       143,134
 Other . . . . . . . . .          8,566        22,684        22,235
                            				183,079       260,069       414,346
Net deferred tax asset before
 valuation allowance . . . .  1,203,230       989,250       887,223
Valuation allowance. . . .      217,090       305,490       305,490
Net deferred tax asset . . .  $ 986,140     $ 683,760   $   581,733

The net deferred tax asset recorded under SFAS No. 109 is expected to be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income. The valuation allowance decreased in 1994 by $88,400 as a result of the increase in equity securities market value. Since no net deferred tax benefit was recorded on the initial writedown of the asset, no tax benefit has been recorded on its recovery.

Note P-OTHER EXPENSES
Amounts included in other expenses are as follows for the years ended December 31, 1994, 1993 and 1992:

                             				 1994      1993      1992
Credit card expenses . . . .  $ 281,433  $ 203,519  $ 155,341
Data processing. . . . . .      246,397    277,802    274,414
FDIC assessment. . . . . .      615,326    710,427    644,534
Other real estate. . . . .      387,797    144,232    291,433
Postage. . . . . . . . . .      261,615    247,183    254,221
Professional fees. . . . .      556,158    548,882    540,870
Stationery and supplies. .      309,588    337,541    340,175
Taxes other than on income      266,140    293,922    286,477
Telephone. . . . . . . . .      225,583    216,354    199,048
Other (each less than
     1% of income) . . . . .  1,257,123  1,169,298  1,476,684
                     			     $4,407,160 $4,149,160 $4,463,197

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992


NOTE Q-PENSION PLAN AND PROFIT SHARING 401(K) SAVINGS PLAN

Effective January 1, 1989, the Company established the American Bancorporation Pension Plan. This non-contributory defined benefit plan covers all eligible employees of the Company and its banking and non-banking subsidiaries. Benefits are based on employees' years of service and compensation. The following table sets forth the Plan's funded status as of December 31, 1994 and 1993:

				                                   	1994              1993
Actuarial present value of accumulated benefits obligation:
Vested . . . . . . . . . . . .      $   935,656      $ 1,162,782
Non-vested. . . . . . .                       -                -
                            				    $   935,656      $ 1,162,782

Plan assets at fair value;
 primarily marketable
    securities.                     $ 1,173,289      $ 1,269,764
Projected benefit obligation. . . .     935,656        1,162,782
Plan assets in excess of
    projected benefit obligation .      237,633          106,982
Unrecognized net transition asset . .         -                -
Prior service cost not yet recognized
   in net periodic pension cost. . . . . . .  -                -
Unrecognized net loss . . . . . . .     109,419          222,856
  Prepaid pension costs. . . . . .  $   347,052      $   329,838

Net pension costs, for the three years ended December 31, 1994, included the following components:


                                  					   1994      1993       1992
Service cost - benefits earned
during the period. . . . .              $      -  $       -   $ 115,127
Interest cost on projected
  benefit obligation . . .                65,832     72,392      93,248
Actual return on plan assets                 821        362     (19,643)
Net amortization and deferral .          (83,867)  (111,121)   (136,184)
Net periodic pension cost.              $(17,214) $ (38,367)  $  52,548


The discount rate used in determining the projected benefit obligation in 1994, 1993 and 1992 was 5.75%, 5.75% and 6.50%, respectively. The expected long-term rate of return on plan assets in 1994, 1993 and 1992 was 7.00%, 7.00% and 7.75%, respectively.

The 1994 and 1993 prepaid pension cost reflects the impact of a plan curtailment resulting from the Company's freezing of benefits of the plan. Recognition of the prepaid pension cost and any related impact on the Statement of Operations has been deferred through December 31, 1994.

NOTES TO CONSOLIDATED                  American Bancorporation & Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992


In 1993, due to the continuation of the claim noted below, the Company notified the plan participants that the planned termination of the plan was rescinded; however, the amendment to freeze all benefit accruals and fully vest all participants in the benefits accrued to them as of December 31, 1992 remains in effect at December 31, 1994.

A claim was made against the Pension Plan during 1992 by a former employee (the "Claimant"), alleging additional benefits due him under the Pension Plan. The Administrator of the Plan denied the claim. The Claimant filed an appeal which was also denied by the Administrator. Because a dispute existed over the computation of benefits, the Plan Administrator commenced a civil action in the United States District Court, seeking a declaratory judgment that the determination of the Plan Administrator that additional benefits were not due under the terms of the Plan was correct. The Claimant filed a Motion for Summary Judgment asserting a claim for additional benefits. The District Court granted the Claimant's Motion for Summary Judgment. The Plan Administrator has appealed this decision. Using the Court's Order as a guide, the Plan Administrator has recalculated the benefits for vested Plan participants and determined that an additional $500,000 should be reserved for the Plan's probable additional liability. This has been charged to earnings in the fourth quarter of 1994.

As of January 1, 1993 the Company initiated a profit sharing 401(k) savings plan. The savings plan permits eligible employees to contribute up to seventeen percent of their salary to the plan each year. The plan provides for matching contributions of the Company equal to 50% of employee contributions up to the first 6% of compensation. The Company may, at its discretion, make profit sharing contributions to the plan. Plan participants are fully and immediately vested in Company matching contributions and fully vested in Company profit sharing contributions after 5 years of service. Company matching contributions for the years ended December 31, 1994 and 1993 amounted to $49,000 and $52,000, respectively.

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992


NOTE R-PARENT COMPANY CONDENSED FINANCIAL INFORMATION

AMERICAN BANCORPORATION (Parent Company Only)
BALANCE SHEET
December 31, 1994 and 1993               1994         1993
ASSETS
 Cash and short-term investments . .$ 1,090,778   $ 1,790,471
 Due from subsidiaries
  Banking. . . . . . . . . . . . .      104,094        34,875
  Non-banking. . . . . . . . . .          3,161         3,161
                                   					107,255        38,036
 Investment in subsidiaries
  Banking. . . . . . . . . . . . .   25,508,021    21,238,314
  Non-banking. . . . . . . . . .      1,762,945     1,332,245
				                                 27,270,966    22,570,559
 Premises and equipment - net.           15,619        18,430
 Other assets. . . . . . . . . .        159,118        11,825
   Total Assets. . . . . . . . . .  $28,643,736   $24,429,321

 LIABILITIES
  Due to non-banking subsidiaries   $   190,439   $    60,828
  Other liabilities. . . . . . .        260,278       210,445
  Long-term debt . . . . . . . . .    2,000,000             -
    Total Liabilities. . . . . . .    2,450,717       271,273
 STOCKHOLDERS' EQUITY. . . . . . .   26,193,019    24,158,048
   Total Liabilities and
      Stockholders' Equity          $28,643,736   $24,429,321


STATEMENT OF OPERATIONS (Parent Company)
Years ended December 31, 1994, 1993 and 1992
                                  					 1994          1993           1992
INCOME
 Dividends from banking
    subsidiaries .                  $         -   $   470,925    $          -
 Reimbursement from banking
    subsidiaries . .                    354,000       327,250         552,000
 Interest income . . . . . . . .         40,481        48,038          90,423
 Other income  . . . . . . . .              326           505             195
   Total income. . . . . . . . . .      394,807       846,718         642,618
EXPENSE
Interest expense . . . . . . . .         13,059             -               -
Other expenses . . . . . . . . . .      682,508       577,218         675,478
   Total expense . . . . . . . .        695,567       577,218         675,478
				                                   (300,760)      269,500         (32,860)
  Provision (credit) for income taxes. .(81,443)      (52,661)         12,193
				                                   (219,317)      322,161         (45,053)
  Equity in undistributed net income
     (loss) of subsidiaries. . . . . .1,915,636     1,448,290        (396,221)
NET INCOME (LOSS). . . . . . . . . . $1,696,319    $1,770,451    $   (441,274)

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS-CONTINUED
December 31, 1994, 1993 and 1992


STATEMENT OF CASH FLOWS (Parent Company)
Years ended December 31, 1994, 1993 and 1992
                                   				    1994          1993           1992
  Operating Activities:
   Net income (loss) . . . . . . . . . .$ 1,696,319   $ 1,770,451   $  (441,274)
  Adjustments to reconcile net income
     (loss) to net cash from operating
	activities:
    Depreciation and amortization. .         52,305        53,263        59,125
    Equity in undistributed net
      (income) loss of subsidiaries
      after dividends .                  (1,915,636)   (1,448,290)      396,221
    Net  decrease in due from
      subsidiaries . .                      (69,219)       (1,379)       (9,271)
    Net change in other assets and
      other liabilities.. . .                24,874      (127,420)       88,587
	Net cash provided (used) by
	  operating activities . .                (211,357)      246,625        93,388
  Investing Activities:
    Purchase of premises and equipment . . . (4,266)            -        (7,619)
    Additional investment in
      subsidiaries. . . .                (2,570,000)     (195,000)            -
	Net cash used by investing
	  activities. .                         (2,574,266)     (195,000)       (7,619)
 Financing Activities:
    Cash dividends paid. . . . . . . . .   (753,306)     (753,306)     (753,306)
    Proceeds from stockholder
      rights offering. . .                  839,236             -             -
    Net increase in long-term debt . .    2,000,000             -             -
	Net cash applied to
	  financing activities                   2,085,930      (753,306)     (753,306)
  Net decrease in
      Cash and Cash Equivalents. . .       (699,693)     (701,681)     (667,537)

  Cash and Cash Equivalents
      Beginning Balance. .                1,790,471     2,492,152     3,159,689
  Cash and Cash Equivalents
  Ending Balance . . . .                $ 1,090,778   $ 1,790,471   $ 2,492,152

Cash paid during the year for:
   Interest. . . . . . . . . . . . . . .$    13,059   $         -   $         -

The Parent Company paid no income taxes during 1994, 1993 or 1992.

NOTES TO CONSOLIDATED                  American Bancorporation and Subsidiaries
FINANCIAL STATEMENTS
December 31, 1994, 1993 and 1992

NOTE S-SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarters Ended                             (In thousands, except per share)
				                              Mar 31   June 30  Sept 30    Dec 31     Year
1994
Interest income. . . . . . . .   $ 4,732   $ 4,800   $ 5,126   $ 5,477  $ 20,135
Interest expense . . . . . . .     1,718     1,685     1,778     2,008     7,189
 Net interest income . . . . .     3,014     3,115     3,348     3,469    12,946
Provision for loan losses. . .        80        45        45        45       215
 Net interest income after
  provision for loan losses. .     2,934     3,070     3,303     3,424    12,731
Other operating income . . .         256       238       251       317     1,062
Other operating expense. . . .     2,535     2,507     2,658     3,515    11,215
 Income before income taxes.         655       801       896       226     2,578
  Provision (credit)
    for income taxes                 243       300       344        (5)      882
   Net income. . . . . . . . .  $    412   $   501   $   552   $   231   $ 1,696
Per common share
    Net income . . . . . . .    $   0.27   $  0.33   $  0.37   $  0.16   $  1.13

1993
Interest income. . . . . . . .  $  5,325   $ 5,203   $ 5,059    $ 4,983  $20,570
Interest expense . . . . . . .     2,114     2,041     1,987      1,867    8,009
 Net interest income . . . . .     3,211     3,162     3,072      3,116   12,561
Provision for loan losses. . .       100       184       240        320      844
 Net interest income after
  provision for loan losses. .     3,111     2,978     2,832      2,796   11,717
Other operating income . . . .       307       248       357        537    1,449
Other operating expense. . . .     2,613     2,633     2,541      2,610   10,397
 Income before income taxes. .       805       593       648        723   2,769
  Provision for income taxes .       295       213       233        258      999
   Net income  . . . . . . . . $     510   $   380   $   415    $   465  $ 1,770
Per common share
    Net income . . . . . . . . $    0.34   $  0.25   $  0.28    $  0.31   $ 1.18



KPMG Peat Marwick LLP
   Certified Public Accountants

   One Mellon Bank Center   Telephone 412 391 9710      Telefax 412 391 8963
   Pittsburgh, PA 15219     Telex 7106642199 PMM & CO PGH




				                      Independent Auditor's Report

To the Board of Directors and Shareholders of American Bancorporation:

We have audited the accompanying consolidated balance sheets of American Bancorporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31,1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Bancorporation and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in note A to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," and No. 115 "Accounting for Certain Investments in Debt and Equity Securities," in 1993 and 1994, respectively.




Pittsburgh, Pennsylvania
April 4, 1995




Member Firm of
Klynveld Peat Marwick Goerdeler

American Bancorporation and Subsidiaries
Five Year Selected Financial Data
($ in thousands, except per share data)

Consolidated Statement of Income

For the years ended                   1994         1993        1992      1991       1990
Interest income
 Interest and fees on loans. . .    $ 14,902     $ 14,590    $ 16,903  $ 20,893  $ 21,993
 Interest on securities. . . . .       4,721        5,513       6,034     5,518     4,403
 Interest on other short-term
      investments. .                     512          467         578     1,090     1,677
                             			      20,135       20,570      23,515    27,501    28,073
 Interest expense
 Interest on deposits and
      borrowed funds . . .             7,189        8,009      11,370    15,307    15,923
     Net interest income . . . . .    12,946       12,561      12,145    12,194    12,150
Provision for loan losses. . . .         215          844       3,159     2,250     1,370
     Net interest income
      after provision for
	loan losses. .                       12,731       11,717       8,986     9,944    10,780
Service charges and other income .     1,062        1,449       1,124       842     1,019
Other expenses
 Salaries and employee benefits. .     4,933        4,428       4,368     3,887     3,928
 Other operating expenses. . . . .     6,282        5,969       6,452     6,022     5,312
				                                  11,215       10,397      10,820     9,909     9,240
Income (loss) before income taxes.     2,578        2,769        (710)      877     2,559
 Provision (credit) for
      income taxes .                     882          999        (269)      528       904
     Net income (loss) . . . . . .   $ 1,696    $   1,770    $   (441) $    349  $  1,655
Per common share*:
     Net income (loss) . . . . . .   $  1.13    $    1.18    $  (0.29) $   0.23  $   1.10
     Cash dividends. . . . . . . .   $  0.50    $    0.50    $   0.50 $    0.50  $   0.50
Average common shares outstanding (000's). . .      1,507       1,507     1,507     1,507     1,507
Consolidated Balance Sheet Data
Balance at year end
 Total Assets. . . . . . . . . . . .$338,116     $276,390    $288,962  $294,176  $289,176
 Earning Assets. . . . . . . . . . . 314,463      256,967     266,748   269,939   265,326
 Loans, net of unearned income . . . 228,866      150,523     158,978   176,965   190,708
 Deposits. . . . . . . . . . . . . . 292,341      248,040     261,001   262,264   258,687
 Long-term debt. . . . . . . . . .     2,000            -           -     1,200     1,200
 Stockholders' equity. . . . . . .    26,193       24,158      23,141    24,336    23,998
Average Balances for years ended
 Total Assets. . . . . . . . . . .   284,845      278,669     293,383   293,937   279,665
 Earning Assets. . . . . . . . . . . 263,178      257,455     270,008   270,401   257,792
 Loans, net of unearned income . . . 164,405      153,277     165,024   182,636   185,467
 Deposits. . . . . . . . . . . . . . 252,916      250,504     262,957   262,215   250,171
 Long-term debt. . . . . . . . .         167            -         800     1,200     1,200
 Stockholders' equity. . . . . . .    25,188       23,778      24,127    24,524    23,767
Consolidated Financial Ratios (as a Percent)
 Net income to average assets. .        0.60%        0.64%        N/A      0.12%     0.59%
 Net income to average equity. .        6.73         7.44         N/A      1.42      6.97
 Dividends to net income . . . . .     44.84        42.57         N/A    215.90     45.53
 Average equity to average assets       8.84         8.53        8.22%     8.34      8.50
 Average debt to average equity.        0.66         0.00        3.32      4.89      5.05

<F1>
*(Per share data has been retroactively restated for a two for one stock split which became effective March 16, 1994.)




Average Balances, Income and Expense, Yields and Rates
($ in thousands)                     1994                         1993                        1992
			  Average  Revenue/  Yield/   Average   Revenue/  Yield/  Average   Revenue/  Yield/
			  Balance  Expense   Rate     Balance   Expense   Rate    Balance   Expense   Rate
INTEREST EARNING ASSETS
 Loans
  Commercial . . . . . .  $ 48,161   $ 4,052  8.41%  $ 44,827  $ 3,531    7.88%  $ 49,460   $ 4,046     8.18%
  Real estate. . . . . .    64,114     5,416  8.45     50,956    4,764    9.35     49,128     5,044    10.27
  Installment-net. . . .    52,130     4,880  9.36     57,494    5,937   10.33     66,436     7,475    11.25
  Fees . . . . . .               -       554     -          -      358       -          -       338        -
   Total loans . . . . . . 164,405    14,902  9.06    153,277   14,590    9.52    165,024    16,903    10.24
Investment securities
  Taxable. . . . . . . .    85,509     4,558   5.33     87,918    5,301   6.03     86,952     5,815     6.69
  Tax-exempt . . . . .       2,246       163   7.26      2,603      212   8.16      2,886       219     7.58
   Total investment
     securities             87,755     4,721   5.38     90,521    5,513   6.09     89,838     6,034     6.72
 Other short-term
     investments.           11,018       512   4.64     13,657      467   3.42     15,146       578     3.81
   Total earning assets.   263,178    20,135   7.65    257,455   20,570   7.99    270,008    23,515     8.71
Non-interest Earning Assets
 Cash and due from banks    11,024                      10,050                     10,045
 Premises and equipment-
     net.                    7,992                       7,989                      8.302
Other assets . . . . .       2,635                       3,175                      5,028
                     			    21,651                      21,214                     23,375
     TOTAL ASSETS. . . . .$284,829                    $278,669                   $293,383
INTEREST BEARING LIABILITIES
  Deposits
   NOW, Savings and MMDA .$127,626  $  3,277   2.57%  $125,950 $  3,684   2.92%  $121,110   $ 4,610      3.81%
   Time. . . . . . . . .    96,392     3,753   3.89    100,270    4,261   4.25    118,915     6,577      5.53
     Total deposits. . . . 224,018     7,030   3.14    226,220    7,945   3.51    240,025    11,187      4.66
  Short-term borrowings.     3,942       146   3.69      1,948       64   3.27      2,568       100      3.91
  Long-term debt . . .         167        13   7.84          -        -      -        800        83     10.38
   Total interest
    bearing liabilities.   228,127     7,189   3.15    228,168    8,009   3.51    243,393    11,370      4.67
Non-interest bearing
   Demand non-interest
       bearing              28,898                      24,284                     22,932
   Other liabilities .       2,590                       2,439                      2,931
                     			    31,488                      26,723                     25,863
 Stockholders' Equity. .    25,214                      23,778                     24,127
    TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY  $284,829                    $278,669                   $293,383
     Net interest income .             $ 12,946                   $ 12,561                     $12,145

      Interest rate spread                     4.50%                      4.48%                          4.04%

MARGIN ANALYSIS
 (as a % of Earning Assets)
 Interest income . .                           7.65%                      7.99%                          8.71%
 Interest expense. .                           2.73                       3.11                           4.21
 Net interest income                           4.92%                      4.88%                          4.50%

<F1>
Averages stated are month end average balances. Installment loans are stated net of unearned income. Average loans include nonaccrual loans. Yields do not reflect tax equivalent adjustments.


MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
December 31, 1994, 1993 and 1992

Introduction
The discussion and analysis, when read in conjunction with the consolidated financial statements and accompanying notes, is designed to provide information relevant to an assessment of financial performanceand management's perception of significant events.

Summary
American Bancorporation recognized net income of $1,696,000 ($1.13 per share) in 1994, compared to net income of $1,770,000 ($1.18 per share) in 1993.

The decrease was the result of an increase in other expenses, primarily due to a reserve established for pension expense (See Note Q "Pension Plan and Profit Sharing 401(k) Savings Plan"), and a decrease in other income which were partially offset by a decrease in the provision for loan losses and an increase in net interest income.

At year end, the Company's assets totalled $337,926,000, reflecting an increase of 22.3%. Deposits totalled $292,341,000 at year end, an increase of 17.9%.

On December 8, 1994 the Company , through its subsidiaries CNB and AMI, acquired certain assets and assumed certain liabilities of Buckeye Savings Bank, a wholly owned subsidiary of Crown Bank, F.S.B., headquartered in Casselberry, Florida.

MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1994, 1993 and 1992

			                          RESULTS OF OPERATIONS

The discussion and analysis of the results of operations is focused on the three years ended December 31, 1994 and uses a format of consecutive year comparisons.
Volume and rate variances contributing to change in net interest income are analyzed using adjusted month end average balances. Tax equivalency is not imputed in the calculation of yields.

($ in thousands)
 Years ended December 31                                                 Change
			      1994        1993      1992       1994 - 1993        1993 - 1992
							       Amount     %      Amount       %
Interest income. . . . . .  $ 20,135    $ 20,570  $ 23,515   $ (435)   (2.12)% $ (2,945)   (12.52)%
Interest expense . . . .       7,189       8,009    11,370     (820)  (10.24)    (3,361)   (29.56)
 Net interest income . .      12,946      12,561    12,145      385     3.06        416      3.43
Provision for loan losses. .     215         844     3,159     (629)  (74.54)    (2,315)   (73.28)
 Net interest income after
  provision for loan losses. .12,731      11,717     8,986    1,014     8.65      2,731     30.39
Other operating income .       1,062       1,449     1,124     (387)  (26.72)       325     29.91
Other operating expense.      11,215      10,397    10,820      818     7.87       (423)    (3.91)
 Income (loss) before
     income taxes .          $ 2,578    $  2,769      (710) $  (191)   (6.92)% $  3,479    490.18%

Average Volume
 Earning Assets. . . . . . .$263,178    $257,455  $270,008  $  5,723    2.22%  $(12,553)    (4.65)%
 Interest Bearing
     Liabilities. .          228,127     228,168   243,393       (41)  (0.02)   (15,225)    (6.26)

Yield/Rate
 Earning Assets. . . .          7.65%       7.99%     8.71%
 Interest Bearing Liabilities. .3.15        3.51      4.67
 Spread. . . . . . . .          4.50        4.48      4.04
 Net Interest Margins.          4.92%       4.88%     4.50%


MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1994, 1993 and 1992

VOLUME AND RATE VARIANCES               1994 - 1993                      1993 - 1992
				 Increase/ (decrease) due to     Increase/ (decrease) due to
($ in thousands)                  Volume      Rate         Net    Volume      Rate        Net
Interest Income
 Loans . . . . . . . . . .      $ 1,029    $ ( 717)    $   312    $(1,161)   $(1,152)  $(2,313)
 Investment securities
  Taxable. . . . . . . .           (142)      (601)       (743)        64       (578)     (514)
  Tax-exempt . . . . . .            (27)       (22)        (49)       (23)        16        (7)
 Other short-term investments.     (101)       146          45        (54)      ( 57)     (111)
   Total interest income            759     (1,194)       (435)    (1,174)    (1,771)   (2,945)

Interest Expense
  NOW, Savings and MMDA.             48       (455)       (407)       178     (1,104)     (926)
  Time . . . . . . . . .           (161)      (347)       (508)      (935)    (1,381)   (2,316)
  Short-term borrowings.             73          9          82        (21)       (15)      (36)
  Long-term debt . . . .             13          -          13        (42)       (41)      (83)
   Total interest expense. . .      (27)       (793)      (820)      (820)    (2,541)     3,361

  Net Interest Income. . . .   $    786     $  (401)   $   385    $  (354)   $   770   $    416

<F1>
  The rate-volume variance has been allocated in proportion to the absolute value attributed to each change.

				                      Year ended December 31, 1994
			                Compared to Year Ended December 31, 1993

Net Income. Net income for the year ended December 31, 1994 amounted to $1,696,000, compared to net income of $1,770,000 for the year ended December 31, 1993. The decrease was the result of an increase in other expenses, primarily due to a reserve established for pension expense (See Note Q "Pension Plan and Profit Sharing 401(k) Savings Plan"), and a decrease in other income which were partially offset by a decrease in the provision for loan losses and an increase in net interest income.

Net Interest Income. Net interest income before provision for loan losses for the year ended December 31, 1994 amounted to $12,946,000, an increase of $385,000 or 3.1%, as compared to the year ended December 31, 1993. The increase resulted primarily from a $5,723,000 increase in average interest earning assets.

Interest Income. Total interest income for the year ended December 31, 1994 amounted to $20,135,000, a decrease of $435,000 or 2.2% as compared to the year ended December 31, 1993. The decrease resulted primarily from a 34 basis point decline in the average yield on earning assets, which was partially offset by a $5,723,000 increase in the average volume of earning assets. Average loans outstanding increased $11,128,000 or 7.3% with average real estate loans increasing $13,158,000 or 25.8% and average commercial loans increasing $3,334,000 or 7.4%, while average consumer installment loans decreased $5,364,000 or 9.3%, The average yield on loans decreased from 9.52% in 1993 to 9.06% in 1994. Average investment securities and other short-term investments outstanding decreased $5,405,000 or 5.2%, and the average yield decreased from 5.74% in 1993 to 5.30% in 1994.

MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1994, 1993 and 1992

Interest Expense. Total interest expense for the year ended December 31, 1994 amounted to $7,189,000, a decrease of $820,000 or 10.2%, as compared to the year ended December 31, 1993. The decrease resulted primarily from a 36 basis point decline in interest rates paid on interest bearing liabilities Average NOW, money market and savings accounts increased $1,676,000 or 1.3%. Average time deposits decreased $3,878,000 or 3.9%. Average non-interest bearing accounts increased $4,614,000 or 19.0% and represented 11.4% of average total deposits for the year ended December 31, 1994.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1994 was $215,000, compared to $844,000 for the year ended December 31, 1993. Net charged-off loans were $433,000 in 1994, compared to $982,000 in 1993, a decrease of 55.9%. Net installment loans charged-off decreased $466,000 and net real estate loans charged-off decreased $123,000 while commercial loans charged-off increased $41,000.

Other Income. Other income for the year ended December 31, 1994 amounted to $1,062,000, a decrease of $387,000 or 26.7%, as compared to the year ended December 31, 1993. Net gains on sale of investment securities totalled $3,000 in 1994, compared to $219,000 in 1993. Other (miscellaneous) income declined by $132,000, primarily due to gains on sale of assets recorded in 1993.

Other Expense. Total other expense for the year ended December 31, 1994 amounted to $11,215,000, an increase of $818,000 or 7.9%, as compared to the year ended December 31, 1993. Salaries and employee benefits increased $505,000, or 11.4%, primarily due to the establishment of a $500,000 reserve for pension costs as previously discussed (See Note Q "Pension Plan and Profit Sharing 401(k) Plan"). Occupancy and equipment expense increased $56,000 or 3.1%. Other (miscellaneous) expenses increased $258,000 or 6.2%.

Provision for Income Taxes. The provision for income taxes for the year ended December 31, 1994 was $882,000, compared to of $999,000 for the year ended 1993. The decrease was due to the decrease in the Company's pre-tax income.


MANAGEMENT'S DISCUSSION AND           American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1994, 1993 and 1992

		                         Year Ended December 31, 1993
	                     Compared to Year Ended December 31, 1992

Net Income/Net Loss. Net income for the year ended December 31, 1993 amounted to $1,770,000, compared to a net loss of $441,000 for the year ended December 31, 1992. The increase was the result of decreases in provision for loan losses and other expenses and an increase in net interest income and other income, which were partially offset by an increase in income taxes.

Net Interest Income. Net interest income before provision for loan losses for the year ended December 31, 1993 amounted to $12,561,000, an increase of $416,000 or 3.4%, as compared to the year ended December 31, 1992. The increase resulted from a 38 basis point increase in the Company's margin, which was partially offset by a $12,553,000 or 4.6% decrease in average interest earning assets.

Interest Income. Total interest income for the year ended December 31, 1993 amounted to $20,570,000, a decrease of $2,945,000 or 12.5%, as compared to the year ended December 31, 1992. The decrease resulted primarily from a 72 basis point decline in the average yield on earning assets and a $12,553,000 decrease in the average volume of earning assets. Average loans outstanding decreased $11,747,000 or 7.1% with average consumer installment loans decreasing $8,942,000 or 13.5%, average commercial loans decreasing $4,633,000 or 9.4%, while average real estate loans increased $1,828,000 or 3.7%. The average yield on loans decreased from 10.24% to 9.52% in 1993. Average investment securities and other short-term investments outstanding decreased $806,000 or 0.8%, while the average yield decreased from 6.30% in 1992 to 5.74% in 1993.

Interest Expense. Total interest expense for the year ended December 31, 1993 amounted to $8,009,000, a decrease of $3,361,000 or 29.6%, as compared to the year ended December 31, 1992. The decrease resulted primarily from a 116 basis point decline in interest rates paid on interest bearing liabilities and a $15,225,000 or 6.3% decrease in the average volume of such liabilities. Average NOW, money market and savings accounts increased $4,840,000 or 4.0%. Average time deposits decreased by $18,645,000 or 15.7%. Average non-interest bearing accounts increased $1,352,000 and represented 9.7% of average total deposits for the year ended December 31, 1993.

Provision for Loan Losses. The provision for loan losses for the year ended December 31, 1993 was $844,000, compared to $3,159,000 for the year ended December 31, 1992. Of the $3,159,000 total 1992 provision for loan losses, $1,390,000 was due to the establishment of a specific loan loss reserve for a potential loss on a nonperforming commercial loan. Net charged-off loans were $982,000 in 1993, compared to $1,942,000 in 1992, a decrease of 49.4%. Net commercial loans charged-off declined $684,000, net installment loans charged-off decreased $239,000 and net real estate loans charged-off decreased $37,000.


MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1994, 1993 and 1992


Other Income. Other income for the year ended December 31, 1993 amounted to $1,449,000, an increase of $325,000 or 28.9%, as compared to the year ended December 31, 1992. Net gains on sale of investment securities totalled
$219,000 in 1993, compared to $66,000 in 1992. During 1992 the Company recorded a $156,000 writedown on marketable equity securities. Other (miscellaneous) income increased by $149,000, primarily due to gains on sale of assets.

Other Expense. Total other expense for the year ended December 31, 1993 amounted to $10,397,000, a decrease of $423,000 or 3.9%, as compared to the year ended December 31, 1992. Salaries and employee benefits increased $60,000 or 1.4%. Occupancy and equipment expense decreased $169,000 or 8.5%. Other
(miscellaneous) expenses decreased $314,000 or 7.0%.

Provision/Credit for Income Taxes. The provision for income taxes for the year ended December 31, 1993 was $999,000, compared to a credit for income taxes of $269,000 for the year ended 1992. The increase was due to the increase in the Company's pre-tax income.

MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1994, 1993 and 1992

FINANCIAL CONDITION

Loans

The Company's primary earning assets are loans, representing 67.7% of the total assets at December 31, 1994. Loans increased $78,343,000 or 52.0% between 1993 and 1994, primarily due to loans acquired from Buckeye Savings Bank. At December 31, 1994 there were no concentrations of loans in any particular industry or in a group of related industries exceeding 10% of total loans.

It is the policy of the Company to review each prospective credit in order to determine an adequate level of security or collateral to obtain prior to making the loan. The type of collateral will vary and ranges from liquid assets to real estate. Commercial business loans are made based on the financial ability of the borrower to repay the obligation and the appraised value of assets used as collateral. Real estate construction loans are made with loan-to-value ratios generally below 75%. Real estate mortgage loans are made with loan-to-value ratios generally below 80% of the appraised value. The real estate is appraised at the time the loan is originated and is reappraised if the loan is placed on a classified status. All consumer installment loan requests are evaluated to determine the prospective borrowers ability and willingness to repay the obligation and their stability as a borrower. Ability to repay is determined by comparing an applicant's monthly debt payment including the proposed loan payment with net monthly income. The resulting debt service to income ratio generally must be below 40%. In addition, for consumer installment loans which require collateral, the Company will make advances up to 90% of the value on certain types of collateral.

The table below sets forth loans by category at December 31, 1990 through 1994.

TYPES OF LOANS
($ in thousands)               1994       1993      1992      1991     1990
Commercial . . . . . . . .    $51,818   $42,488   $44,697   $53,658   $50,448
Real estate construction        1,112     1,751     1,795     1,741     2,118
Real estate mortgage . . . .  119,629    53,417    49,524    50,186    50,465
Installment. . . . . . . .     56,307    52,867    62,962    71,380    87,677
                     			     $228,866  $150,523  $158,978  $176,965  $190,708

Scheduled repayment and rate sensitivity of commercial loans and real estate construction loans is indicated as follows at December 31, 1994:

($ in thousands)
                     			     One Year      One to        Over
			                          or Less     Five Years  Five Years    Total
Commercial . . . . .      $   48,901     $  2,528     $  389    $  51,818
Real estate construction . .     682          430          -        1,112
 Total . . . . . . . .    $   49,583     $  2,958     $  389    $  52,930

 For the commercial and real estate construction loans due after one year, $430,000 have a predetermined interest rate and $2,917,000 have a floating or adjustable interest rate.

MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1994, 1993 and 1992

Asset Quality
The following presents loans considered nonperforming and consequently detracting from asset quality:


NONPERFORMING ASSETS
($ in thousands)               1994     1993      1992       1991       1990

Nonperforming loans
 Nonaccrual. . . . . . . .   $ 1,214   $ 2,188   $ 4,058   $  2,775  $    863
 90 days past due. . . . . . .   766       601       886      4,107     2,513
 Restructured. . . . . . . . .   610       709       509        311       300
  Total nonperforming
    loans.                   $ 2,590   $ 3,498   $ 5,453    $ 7,193   $ 3,676
Other nonperforming assets
 Other real estate owned . . .   682       699     1,049      1,540     1,166
    Total nonperforming
      assets . .             $ 3,272   $ 4,197   $ 6,502    $ 8,733   $ 4,842
 Nonperforming loans as a
    percent of loans .           1.1%       2.3%      3.4%      4.1%      1.9%
 Nonperforming assets as a
    percent of total assets      1.0%       1.5%      2.3%      3.0%      1.7%


The nonaccrual category represents loans on which interest recognition has been suspended until realized because the borrower's ability to repay principal or interest is in doubt. For loans not primarily secured by real estate or in the process of collection, the Company discontinues accrual when a loan is 90 days past due. Real estate loans are placed on nonaccrual status when, in management's judgement, collection is indoubt or when foreclosure proceedings are initiated, which is generally 180 days past the due date. Although nominally performing, nonaccrual treatment may also be accorded on loans when information becomes available which suggests that more than normal risk of collection exists. Restructured loans are loans, the terms of which have been altered, to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. Past due loans are loans contractually past due 90 days or more and not included elsewhere.

Total nonperforming loans were $2,590,000 at December 31, 1994, as compared to $3,498,000 at December 31, 1993. Nonaccrual loans and restructured loans decreased by $974,000 and $99,000 respectively, while loans 90 days past due increased by $165,000. Of the $682,000 total other real estate owned, $652,000 represents former banking facilities.

MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1994, 1993 and 1992

Allowance for Loan Losses

The Company's loan loss experience for the five years ended December 31, 1994 is summarized as follows:


SUMMARY OF LOAN LOSS EXPERIENCE
($ in thousands)                  1994     1993       1992       1991    1990

Balance at beginning of year . $  3,544   $ 3,681   $ 2,463  $  1,850  $ 1,712
 Allowance acquired in loan
    purchase (See Note B).          411         -         -         -        -
 Provision for loan losses . .      215       844     3,159     2,250    1,370
 Loans charged off
  Commercial . . . . . . . . .      205       110       798       328      299
  Real estate mortgage . . . .      141       283       288       336      152
  Installment. . . . . . . . .      491       941     1,093     1,217      897
   Total loans charged off . .      837     1,334     2,179     1,881    1,348
 Loans recovered
  Commercial . . . . . . . .         93        39        43         5         2
  Real estate mortgage . . .         25        44        12        27         5
  Installment. . . . . . . . .      286       270       183       212       109
   Total loans recovered . .        404       353       238       244       116
    Net loans charged off. . .      433       981     1,941     1,637     1,232
Balance at end of year . . . . $  3,737     3,544  $  3,681  $  2,463  $  1,850

Loans outstanding at
     December 31,.             $228,866  $150,523  $158,978  $176,965  $190,708
Average loans for the
     year ended                 164,405   153,277   165,024   182,636   185,467
Ratio of net charge-offs
     to average loans.             0.26%     0.64%     1.18%     0.90%     0.66%
Ratio of allowance to
     loans outstanding. .          1.63%     2.35%     2.32%     1.39%     0.97%
Ratio of provision to
     average loans.                0.13%     0.55%     1.91%     1.23%     0.74%


The allowance for loan losses was equal to 1.63% of loans outstanding at year end 1994 and in management's judgment is adequate to absorb potential loan losses. While management's on-going analysis includes, among other factors, the financial position of particular borrowers, results of internal loan reviews, past due loans and the Company's historical loss experience, future additions to the allowance may be necessary based on changes in economic conditions. In addition, federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1994, 1993 and 1992

Securities
The following table summarizes the carrying value and weighted average yield of securities by type and maturity range at December 31, 1994:
							                                                    After              After
							                                                    One Year         Five Years
				                                  Within              But Within        But Within            After
				                                  One Year           Five Years         Ten  Years         Ten Years          Total
				                             Amount      Yield     Amount    Yield   Amount       Yield  Amount     Yield   Amount   Yield
Securities
U.S. Treasury Securities .       $ 5,804     4.23%   $ 16,943    5.12%  $ 4,839      7.32%  $     -         -%  $27,586   5.32%
Federal agency obligations .           -        -      15,780    5.03    14,937      5.27    17,784      5.52    48,501   5.28
State and Municipal securities        56     5.80         831    6.61       850      9.79       355      8.34     2,092   8.18
Other. . . . . .                       -        -          10    5.50         -         -         -        10      5.50
   Total Carrying Value. .       $ 5,860     4.25%   $ 33,564    5.51%  $20,626      5.94%  $18,139      5.58%  $78,189   5.37%

Securities Available for Sale
Equity securities                $     -        -    $      -       -   $     -          -  $ 3,484       5.41  $ 3,484  5.41%

The after ten year range of Federal agency obligations represents holdings of certificates of participation in pools of residential mortgages. Principal repayment prior to maturity has not been reflected. The after ten year range of equity securities includes securities with no stated value. Yields do not reflect tax equivalent adjustments.


Deposits
Summarized below are average deposit balances by type for the years ended
December 31, 1994, 1993 and 1992. Also presented is the maturity distribution of time deposits in excess of $100,000 at each year end.

AVERAGE DEPOSITS                       1994                    1993                      1992
($ in thousands)               Amount    %    Rate    Amount     %    Rate    Amount      %    Rate

Demand noninterest bearing   $ 28,898   11.4%    -%  $ 24,284   9.7%    -%   $ 22,932   8.7%     -%
Interest bearing deposits
 NOW Accounts. . . . .         24,849    9.8   2.36    24,791   9.9   2.68     24,783   9.4    3.58
 MMDA and savings accounts .  102,777   40.7   2.62   101,159  40.4   2.98     96,327  36.7    3.86
 Time  . . . . . . . .         96,392   38.1   3.89   100,270  40.0   4.25    118,915  45.2    5.53
			      224,018   88.6   3.14   226,220  90.3   3.51    240,025  91.3    4.66
Total. . . . . . . . . .     $252,916  100.0%  2.78% $250,504 100.0%  3.17%  $262,957 100.0%   4.25%


MATURITY OF TIME DEPOSITS OVER $100,000     1994     1993      1992
($ in thousands)
Within three months. . . . . . .          $ 2,844  $ 1,943   $ 3,200
Three to six months. . . . . .              3,586    2,892     2,572
Six months to one year . . . .              3,461    2,320     3,566
After one year . . . . . . . .              4,211    1,871     1,517
 Total . . . . . . . . . . . . .          $14,102  $ 9,026   $10,855


MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1994, 1993 and 1992

Capital

Capital resources represent funds obtained externally through issuance of securities and internally hrough the retention of earnings. Federal regulatory authorities define core ("Tier 1") capital to include ommon stockholders' equity and non-cumulative perpetual preferred stock, less certain intangible assets. Supplementary ("Tier 2") capital includes core capital, allowance for loan losses, perpetual preferred stock and qualifying notes and debentures. Capital adequacy is determined after consideration of a range of factors including organizational size, asset quality, consistency of earnings, risk diversification, management expertise and internal controls.

Banking organizations are required to meet capital adequacy guidelines established by federal regulators. The Company and the Banks are subject to a risk-based capital framework and a minimum leverage ratio. The regulatory minimum risk-based capital ratio is 8.0% (of which at least 4.0% should be a core component consisting of common stockholders' equity). In addition, the Company and the Banks must meet a leverage capital ratio of 3.0% Tier 1 capital to adjusted total assets. The percentages established are minimums and most banks are required to maintain ratios at levels 100 to 200 basis points above the minimum and under certain circumstances may be required by federal regulators to maintain ratios at higher levels.

At December 31, 1994 the Company's total risk-based capital ratio was 12.7% and its Tier 1 risk-based capital ratio was 11.5%, while total risk-based capital ratios for WNB and CNB were 15.1% and 10.2%, respectively, with Tier 1 risk-based capital ratios of 13.8% and 9.0%, respectively. At December 31, 1994 the Company's leverage capital ratio was 6.9%, while the leverage capital ratios for WNB and CNB were 8.6% and 5.2%, respectively.

Liquidity

In banking, liquidity refers to the ability of an institution to procure or generate cash in order to fund operations, satisfy commitments, provide credit to customers and withstand contraction of deposits during varying economic conditions without disruption of service capabilities.

Liquidity depends upon confidence of customers and financial intermediaries and confidence is engendered by financial strength as demonstrated by profitability, asset quality and capitalization. The primary source of funds are deposits and to a lesser extent, amortization and prepayment of outstanding loans, maturing investment securities and borrowings from the FHLB of Pittsburgh and Cincinnati. At December 31, 1994, money market assets and investment securities maturing in one year or less totalled $9.8 million. Short-term borrowings outstanding at December 31, 1994 totalled $13.4 million and certificates of deposit in excess of $100,000, which mature within one year or less, totalled $9.9 million or 3.4% of total deposits.

MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS-CONTINUED
December 31, 1994, 1993 and 1992


At December 31, 1994, the Parent Company had outstanding debt totalling $2,000,000 and had $1.1 million in liquid assets. Dividends declared by the Company and funds to support parent company operations may be substantially provided from subsidiary bank dividends. Various legal restrictions limit the ability of a bank subsidiary to finance or otherwise supply funds to its parent or certain of its affiliates (See Note N "Dividend Restrictions" to the consolidated financial statements). Management believes that liquidity in banking and nonbanking operations is sufficient.

Asset/Liability Management (Interest Rate Sensitivity)

The objective of asset/liability management is to insulate an institution's rate spread from changes in interest rates and thus enable the institution to maintain satisfactory levels of net interest income in both rising and falling interest rate environments. In order to meet this objective, the Company actively monitors the maturity or repricing relationship between its interest earning assets and interest bearing liabilities and endeavors to control the difference between such assets and liabilities maturing or repricing within one year to less than ten percent of its total assets.

The difference between rate sensitive assets and rate sensitive liabilities that mature or reprice within a given time period is referred to as the interest rate sensitivity gap. A positive gap exists when rate sensitive assets exceed rate sensitive liabilities. This mismatch generally will enhance earnings in a rising interest rate environment and inhibit earnings when rates decline. Conversely, a negative gap exists when rate sensitive liabilities exceed rate sensitive assets. In this case, a rising interest rate environment generally will inhibit earnings and declining rates generally will enhance earnings. The Company's interest rate sensitivity analysis at December 31, 1994, is presented in the table below. In evaluating the Company's exposure to interest rate risk certain shortcomings inherent in this method of analysis must be considered. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to change in market interest rates. Interest bearing demand deposits and savings deposits are presented as repricing within the earliest period as they are subject to immediate withdrawal and rate change. However, these types of deposits have historically shown relatively stable balances and rates have generally changed in lesser degrees than other interest earning assets and interest bearing liabilities.

MANAGEMENT'S DISCUSSION AND            American Bancorporation and Subsidiaries
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED
December 31, 1994, 1993 and 1991


	 				                                              	 Days                                          Total
INTEREST RATE SENSITIVITY                        31           61         91       181       One Year     Over
($ in thousands)                  30             60           90        180      1 year     or Less   One Year  Total
    December 31, 1994
INTEREST EARNING ASSETS
  Loans. . . . . . . . .     $   54,393   $   10,919  $     4,576  $   13,108 $    27,676 $ 110,672  $118,194  $228,866
  Investment securities. . .      1,185            -          400       1,459       4,001     7,045    74,629    81,674
  Other short-term investments .  3,924            -            -           -           -     3,924         -     3,924
   Total interest earning assets 59,502       10,919        4,976      14,567      31,677   121,641   192,823   314,464
INTEREST BEARING LIABILITIES
  Deposits
   Interest bearing demand . . . 25,042            -            -           -           -    25,042         -    25,042
   Savings deposits. . . .      117,685            -            -           -           -   117,685         -   117,685
   Time deposits . . . . . .     11,202        7,971        7,898      24,764      28,483    80,318    38,087   118,405
  Short-term borrowings. . .     13,398            -            -           -           -    13,398         -    13,398
  Long-term debt . . . . .        2,000            -            -           -           -     2,000         -     2,000
Total interest bearing
      liabilities . . .         169,327        7,971        7,898      24,764      28,483   238,443    38,087   276,530
 Non Interest Bearing Sources-net     -            -            -           -           -         -    37,937    37,934
   Total Funding sources .      169,327        7,971        7,898      24,764      28,483   238,443    76,021   314,464

INTEREST SENSITIVITY GAP      $(109,825)$      2,948  $    (2,922) $  (10,197)  $   3,194 $(116,802) $117,752 $       -
CUMULATIVE INTEREST
       SENSITIVITY GAP .      $(109,825)   $(106,877)   $(109,799) $ (119,996)  $(116,802)$(116,802)$       - $       -

GAP/INTEREST EARNING ASSETS. . ..(34.92)%       0.94%       (0.93)%     (3.24)%    (1.02)%   (37.14)%   37.14%        -
CUMULATIVE GAP/INTEREST
	EARNING ASSETS . . .            (34.92)      (33.99)      (34.92)     (38.16)     (37.14)   (37.14)        -         -

<F1>
At December 31, 1994, there were no outstanding financial futures, options or interest rate swap agreements.


DIRECTORS


Jack O. Cartner, President
 Motrim Inc., Cambridge, OH

Paul W. Donahie, President
 American Bancorporation, Wheeling, WV

The Honorable John J. Malik, Jr.
 Probate Court Judge, Belmont County, OH

Jeremy C. McCamic, Attorney at Law
 McCamic & McCamic, Wheeling, WV

Jolyon W. McCamic, Attorney at Law
 McCamic & McCamic, Wheeling, WV

Robert C. Mead, President
 American Mortgages, Inc.

John E. Wait, President
 Columbus National Bank, St. Clairsville, OH


OFFICERS
Jeremy C. McCamic, Chairman & CEO
Jolyon W. McCamic, Vice Chairman/Administration
Paul W. Donahie, President
Robert C. Mead, Chief Operating Officer
Brent E. Richmond, Executive Vice President, Secretary/Treasurer and Chief Financial Officer
Jeffrey A. Baran, CPA, Assistant Controller
Linda M. Woodfin, Assistant Secretary


Paul W. Donahie, President
 Wheeling National Bank
John E. Wait, President
 Columbus National Bank
Robert C. Mead, President
 American Mortgages, Inc.
Gail D. Haun, President
 American Bancdata Corporation




CORPORATE INFORMATION


Annual Meeting
The annual meeting of shareholders will be held in Wheeling, West
Virginia at the corporate offices 1025 Main Street - Suite 800   Wheeling,
West Virginia. The meeting will convene at 10:00 AM,    May 18, 1995.  All
shareholders are invited to attend.

Stock Transfer Agent
 American Bancservices, Inc.
 1025 Main Street - Suite 800
 Wheeling, WV 26003

Stock Listing
 NASDAQ Symbol: AMBC
 Shares of American Bancorporation common stock are traded on the Nasdaq Stock Market - National List.

Primary Market Makers
 Legg Mason Wood Walker, Inc.              Herzog, Heine, Geduld, Inc.
 Wheat First Securities, Inc.              Ferris Baker Watts, Inc.
 F. J. Morrissey & Co., Inc.

Form 10K
 Stockholde rs may receive a copy of American Bancorporation's 1994 10K Annual Report as filed with the Securities and Exchange Commission upon written
 request to Treasurer,   American Bancorporation, 1025 Main Street, Suite 800,
 Wheeling, WV 26003.

Independent Certified Public Accountants
 KPMG Peat Marwick LLP
 Pittsburgh, PA